Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information dated September 22, 2025 and included in this Pre-Effective Amendment No. 2 to the Registration Statement (Form N-2, File No. 333-285895) of Lincoln Partners Group Royalty Fund (formerly Lincoln Royalties Income Fund, LP) (the “Registration Statement”).

We also consent to the use of our report dated July 9, 2025, with respect to the financial statements of Lincoln Royalties Income Fund, LP included in this Registration Statement for the period from January 7, 2025 (date of commencement of operations) to March 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
September 22, 2025